Leading Brands, Inc.
Management’s Discussion & Analysis
For the three months ended May 31, 2012

July 11, 2012

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 29, 2012 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in that currency.

Overview

The Company and its subsidiaries are involved in the development, production, marketing and distribution of the Company’s branded and licensed beverage brands. The Company also bottles beverages for third parties under contract.

The Company sells branded and licensed beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and grocery chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, Leading Brands uses the non-GAAP measures Earnings Before Interest, Taxes, Depreciation, Amortization and Stock Based Compensation (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance and the Company’s ability to incur and service debt. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based compensation. In addition, included in other information on page 5 of this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

During the three months ended May 31, 2012, the Company held its margin percentage at 40.2% .This is consistent with the 40.3% margin percentage realized in the comparative three months ended May 31, 2011, and greater than the 38.7% margin percentage realized for the year-ended February 29, 2012.

For the three months ended May 31, 2012, the Company reported gross sales of $4.9 million and net income of $411,479 as compared to gross sales of $5.3 million and net income of $448,061 in the corresponding quarter of the prior year. The decrease in net income is attributable to lower sales volumes over the comparative period.

Selling, general, and administrative expenses for the three months ended May 31, 2012 decreased $126,086 over the prior comparative period. This favourable variance is the result of a reduction in stock-based compensation realized in the three months ended May 31, 2012 ($46,011) in comparison to the prior year comparative period ($168,642).

Results of Operations

Revenue

	Quarter ended	Quarter ended
Revenue	May 31, 2012	May 31, 2011	Change
Manufactured Products	$4,690,506	$5,115,921	$(425,415)
Purchased Products	249,432	229,548	19,884
Total Gross Revenue Discounts,	$4,939,938	$5,345,469	$(405,531)
Allowances and Rebates	(275,827)	(339,542)	63,715
Net Revenue	$4,664,111	$5,005,927	$(341,816)

Gross revenue for the quarter ended May 31, 2012 was $4,939,938 compared to $5,345,469 for the same period of the previous year, representing a decrease of $405,531 or 7.6% .

This decrease is principally due to wetter than average weather in the Company’s principal markets in the period and a timing difference in sales due to a change in branded product sizing and co-pack customer product lead times.

Discounts, rebates and slotting fees for the quarter ended May 31, 2012 decreased $63,714 compared to the same period of the prior year as a result of the discontinuation of a licensed brand in Q1 2011, as well as lower discounts on the Company’s branded beverages during the period.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	May 31, 2012	May 31, 2011	Change
Manufactured Products	$2,583,588	$2,781,178	$(197,590)
Purchased Products	208,451	205,671	2,780
Total	$2,787,039	$2,986,849	$(199,810)

Cost of sales for the quarter ended May 31, 2012 were $2,787,039 compared to $2,986,849 for the same period of the previous year, representing a decrease of $199,810 or 6.7% . This decrease was the direct result of lower sales volumes.

Margin

	Quarter ended	Quarter ended
Margin	May 31, 2012	May 31, 2011	Change
Manufactured Products	$1,864,145	$2,007,085	$(142,940)
Purchased Products	12,926	11,993	933
Total	$1,877,071	$2,019,078	$(142,007)
Margin percentage	40.2%	40.3%	(0.1% )

Margin for the quarter ended May 31, 2012 of $1,877,071 is consistent with the margin of $2,019,078 for the same quarter of the previous year. The margin percentage of 40.2% on the quarter ended May 31, 2012 represents a decrease in margin percentage of 0.1% over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses decreased by $126,086 (10.4%) from $1,207,564 in the same quarter of the prior year to $1,081,478 in the quarter ended May 31, 2012.This increase is primarily due to a $122,631 decrease in stock based compensation expense over the prior comparative period.

Summary of Quarterly Results

	May31 (Q1)		February29/28 (Q4)		November30 (Q3)		August31 (Q2)
	2012	2011	2012	2011	2012	2011	2012	2011
Net sales / operating revenue	$ 4,664,111	$ 5,005,927	$ 3,692,886	$ 3,858,181	$ 4,234,504	$ 4,047,859	$ 5,470,735	$ 5,866,609
Net income (loss)	$ 411,479	$ 448,061	$ 211,682	$ 12,232	$ 245,126	$ 46,588	$645,989	$(549,072)
Net income (loss) per share	$ 0.13	$ 0.13	$ 0.07	$ 0.00	$ 0.07	$ 0.01	$0.19	$(0.14)
Net income (loss) per share, diluted	$ 0.12	$ 0.12	$ 0.07	$ 0.00	$ 0.07	$ 0.01	$0.18	$(0.14)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

Prior comparative figures have been adjusted for the change in generally accepted accounting principles in Note 17 of the annual financial statements for the year-ended February 29, 2012.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company. Net Income Before Stock Based Compensation Expense is as follows:

	May31 (Q1)		February29/28 (Q4)		November30 (Q3)		August31 (Q2)
	2012	2011	2012	2011	2012	2011	2012	2011
Net income (loss)	$ 411,479	$ 448,061	$ 211,682	$ 12,232	$ 245,126	$ 46,588	$ 645,989	$(549,072)
Stock based compensation	$ 46,011	$ 168,642	$ 414,822	$ 218,450	$ 26,381	$ 205,539	$ 64,419	$ 1,181,098
Net income (loss) before stock based compensation	$ 457,490	$ 615,241	$ 626,504	$ 230,682	$ 271,507	$ 252,127	$ 710,408	$ 632,026

Other Information

EBITDAS	Quarter ended	Quarter ended
	May 31, 2012	May 31, 2011
Net income	$411,479	$448,061
Interest, net	(2,607)	(25,287)
Depreciation and amortization	(158,498)	(167,180)
Stock based compensation expense	(46,011)	(168,642)
Income taxes	(178,390)	(221,531)
EBITDAS	$796,985	$1,030,701

Margin	Quarter ended	Quarter ended
	May 31, 2012	May 31, 2011
Net revenue	$4,664,111	$5,005,927
Less: cost of sales	(2,787,039)	(2,986,849)
Margin	$1,887,072	$2,019,078
Margin % of Net Revenue	40.2%	40.3%

Related Party Transactions

Related party transactions are included in the accounts of the Company as follows:

		Quarter ended	Quarter ended
		May 31, 2012	May 31, 2011

i)	Incurred consulting fees with a company related by a director in common	$21,000	$21,000

ii)	Incurred professional service fees with a company related by a director in common	132,000	132,000

iii)	Incurred marketing consulting services with a company related by a director in common	20,000	19,300

iv)	Incurred consulting fees with a company related by an officer in common	75,600	64,800

v)	Incurred services from a company related by a director in common	1,615	3,948

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	May 31, 2012	May 31, 2011	Change
Operating activities	$518,034	$271,050	$246,984
Investing activities	$(185,043)	$(244,454)	$59,411
Financing activities	$(36,165)	$(424,391)	$388,226

During the quarter, cash generated from operating activities increased by $246,984 compared to the same period of the prior year. This increase is largely the result of inventory balances on hand versus the comparative period, offset by the increase in accounts receivable due to timing of payments around quarter-end. Whereas the inventory balance increased in Q1 2011 in preparation of increased seasonal sales, the Company had sufficient inventory on hand beginning Q1 2012 such that fewer expenditures were required for inventory. As at Q1 2012, accounts receivable had increased as a result of timing of payments that were largely collected subsequent to quarter-end.

The decrease in cash utilized for investing activities is the result of fewer ongoing capital projects in the quarter resulting in fewer capital expenditures. During the quarter the company invested $185,043 in Property, Plant and Equipment compared to $244,454 in the first quarter of 2011.

Cash utilized for financing activities was $36,165 during the quarter, representing a decrease of cash utilized for financing activities of $388,226 compared to the same quarter in 2011.The decrease is primarily the result of greater share repurchases in the earlier period. With the tender offer announced in May 2012, the Company could not concurrently continue with its share repurchase program. Additionally, the Company made early repayments on its outstanding debt in the prior fiscal year such that the quarterly debt repayment balance has decreased significantly over the prior comparative period.

Liquidity and Capital Resources

As at May 31, 2012, the Company had total net working capital of $2,036,543 as compared to total net working capital of $1,429,323 at the year-ended February 29, 2012.

In addition, at May 31, 2012 the Company had $730,000 available under its revolving line of credit (limit of $3,500,000 subject to eligible collateral).At May 31, 2012 this credit facility was unutilized.

Considering the positive net working capital position, including the cash and cash equivalents on hand at May 31, 2012 available debt and other internal resources, the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 29, 2012 and are available in the February 29, 2012 annual Management’s Discussion and Analysis.

Disclosure of Outstanding Share Data

At May 31, 2012, the Company had 3,235,768 issued and outstanding common shares excluding the 900 held in treasury; 976,433 issued and outstanding stock options, of which 915,656 were vested; and 363,400 issued and outstanding common share purchase warrants.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S.GAAP. There have been no material changes in the Company’s internal controls over financial reporting during the period which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;
  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2012;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.